                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                          NOVITRON INTERNATIONAL, INC.
                          ----------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   670088103
                                   ---------
                                 (CUSIP Number)

                              Third Security, LLC
                               The Governor Tyler
                               1902 Downey Street
                            Radford, Virginia 24141
                       Attention:  Marcus E. Smith, Esq.
                          Telephone No.:  540-633-7971
                          ----------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    Copy to:
                            John Owen Gwathmey, Esq.
                               Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                            Richmond, Virginia 23219


                                February 7, 2001
                                ----------------
            (Date of Event Which Requires Filing of This Statement)

             If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), (f) or (g), check the following box [ ].

                               Page 1 of 9 Pages

                                 SCHEDULE 13D
CUSIP NO. 670088103
         -----------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Randal J. Kirk
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            325,882

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          99,801
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             325,882

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          99,801
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      425,683
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                               Page 2 of 9 Pages

                                 SCHEDULE 13D
CUSIP NO. 670088103
         -----------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      RJK, L.L.C.             IRS Identification No.:  54-1816015
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Virginia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          99,801
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          99,801
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      99,801
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO -- limited liability company
------------------------------------------------------------------------------


                               Page 3 of 9 Pages

     This Amendment No. 4 (the "Amendment") amends and supplements the Statement on Schedule 13D, dated November 26, 1999 and filed on December 6, 1999, as amended by Amendment No. 1 dated March 10, 2000 and filed on March 15, 2000, Amendment No. 2 dated June 8, 2000 and filed on June 9, 2000 and Amendment No. 3 dated December 31, 2000 and filed on January 8, 2001 (the "Original Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Novitron International, Inc., a Delaware corporation (the "Issuer"). Mr. Randal J. Kirk ("Mr. Kirk") and RJK, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk ("RJK" and, together with Mr. Kirk, the "Reporting Persons"), are filing this Amendment to update the information in the Original Schedule 13D with respect to the beneficial ownership of the Common Stock by the Reporting Persons. As described in this Amendment, some of the Common Stock that is beneficially owned by Mr. Kirk is directly beneficially owned by one of the following entities, each of which is controlled by Mr. Kirk:
Kirkfield, L.L.C., a Virginia limited liability company, and Zhong Mei, L.L.C., a Virginia limited liability company.


Item 2.  Identity and Background
         -----------------------

   Items 2(a)-(c) of the Original Schedule 13D are amended to read in their entirety as follows:

     "This statement is being filed on behalf of Mr. Randal J. Kirk ("Mr. Kirk") and RJK, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk ("RJK" and, together with Mr. Kirk, the "Reporting Persons"). The principal occupation/employment of Mr. Kirk is investor. The business address of Mr. Kirk is c/o Third Security, LLC, The Governor Tyler, 1902 Downey Street, Radford, Virginia 24141. The principal business of RJK is investment. The address of RJK's principal business and office is The Governor Tyler, 1902 Downey Street, Radford, Virginia 24141. Mr. Kirk is the sole manager of RJK."


Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

   Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

     "During the period commencing January 8, 2001 and ending February 12, 2001, Mr. Kirk used approximately $63,028 of personal funds to purchase 21,100 shares of Common Stock. During the period commencing January 19, 2001 and ending February 2, 2001, Kirkfield used approximately $6,439 of working capital to purchase 2,550 shares of Common Stock."


Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

   Item 5(a) of the Original Schedule 13D is hereby amended to read in its entirety as follows:

     "The aggregate number and percentage of shares of Common Stock to which this statement relates is 425,683 shares, representing 29.5% of the 1,445,227 shares outstanding as reported by the Issuer on February 9, 2001 in the Issuer's Quarterly Report on Form 10-QSB for

                               Page 4 of 9 Pages
the quarter ended December 31, 2000 (the most recent available filing by the Issuer with the Securities and Exchange Commission). Mr. Kirk directly beneficially owns 260,369 of the shares to which this statement relates. Kirkfield, RJK and Zhong Mei directly beneficially own 56,230, 99,801 and 9,283 shares, respectively, to which this statement relates. Mr. Kirk could be deemed to have indirect beneficial ownership of the shares directly beneficially owned by Kirkfield, RJK and Zhong Mei."

   Item 5(b) of the Original Schedule 13D is hereby amended to read in its entirety as follows:

     "Mr. Kirk has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock reported as directly beneficially owned by him in Item 5(a) hereof and the shares of Common Stock reported as being directly beneficially owned by Kirkfield and Zhong Mei in Item 5(a) hereof. Mr. Kirk has, together with RJK, the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of shares of Common Stock reported as directly beneficially owned by RJK in Item 5(a) hereof."

   Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

     "The following table lists all transactions in shares of Common Stock by the Reporting Persons that were effected during the period from January 8, 2001, the date on which Amendment No. 3 to this statement was originally filed with the Securities and Exchange Commission, through February 28, 2001. Unless otherwise indicated, all such transactions were effected on The Nasdaq SmallCap Market.


                                         Shares Purchased    Average Price
     Reporting Person           Date          (Sold)          Per Share*
     ----------------------------------------------------------------------

     Mr. Kirk                  1/8/01          1,600            $2.23
     Mr. Kirk                  1/9/01            750            $2.25
     Mr. Kirk                  1/11/01           500            $2.25
     Mr. Kirk                  1/12/01           500            $2.19
     Mr. Kirk                  1/16/01           700            $2.25
     Mr. Kirk                  1/18/01         1,000            $2.31
     Mr. Kirk (Kirkfield)      1/19/01           500            $2.31
     Mr. Kirk (Kirkfield)      1/23/01           250            $2.50
     Mr. Kirk (Kirkfield)      1/24/01           500            $2.47
     Mr. Kirk                  1/25/01           250            $2.38
     Mr. Kirk                  1/30/01           400            $2.55
     Mr. Kirk                  1/31/01           200            $2.56
     Mr. Kirk (Kirkfield)      2/2/01          1,300            $2.57
     Mr. Kirk                  2/7/01         11,500            $3.23
     Mr. Kirk                  2/8/01            500            $3.25

                               Page 5 of 9 Pages

                                         Shares Purchased    Average Price
     Reporting Person           Date          (Sold)          Per Share*
     ----------------------------------------------------------------------

     Mr. Kirk                  2/9/01          3,100            $3.19
     Mr. Kirk                 2/12/01            100            $3.25

*  Price excludes commission.


Item 7  Material to be Filed as Exhibits.
        ---------------------------------

     The following document is being filed as an exhibit to this Amendment and is incorporated herein by reference:

     Exhibit 7.1  Joint Filing Agreement.


Appendix A of the Original Schedule 13D is hereby deleted in its entirety.



                               Page 6 of 9 Pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  March 1, 2001                        /s/ Randal J. Kirk
                                            ---------------------------------
                                            Randal J. Kirk



Date:  March 1, 2001                        RJK, L.L.C.


                                            By: /s/ Randal J. Kirk
                                                -----------------------------
                                                Randal J. Kirk
                                                Manager










                               Page 7 of 9 Pages

                                 EXHIBIT INDEX
                                 -------------



Exhibit Number     Exhibit
--------------     -------

Exhibit 99.1        Joint Filing Agreement.















                               Page 8 of 9 Pages